Exhibit 21.1

Subsidiaries of the Registrant	Jurisdiction
Foodmaker, Inc.	Delaware, United States
Foodmaker International Franchising, Inc.	Delaware, United States
Jack in the Box Eastern Division L.P.	Texas, United States
Jack in the Box Franchise Finance, LLC	Delaware, United States
JBX General Partner LLC	Delaware, United States
JBX Limited Partner LLC	Delaware, United States
JIB Stored Value Cards, LLC	Virginia, United States
Qdoba Restaurant Corporation	Colorado, United States
Qdoba of Canada Inc.	British Columbia, Canada
QMG Stored Value Cards, LLC	Virginia, United States
QRC of Kansas, LLC	Kansas, United States